[D.R. HORTON, INC. LETTERHEAD]
April 11, 2008
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	D.R. Horton, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Form 10-Q for Fiscal Quarter Ended December 31, 2007
Form DEF 14A filed on December 19, 2007
File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated March 28, 2008, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Response: Where additional disclosures or other revisions have been requested, our responses include examples of the disclosures for the year ended September 30, 2007, as revised to address the Staff’s comment. Similar disclosures will be included in future filings on Form 10-K and Form 10-Q, as appropriate.
DHI - 0001

Securities and Exchange Commission
April 11, 2008

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Key Results, page 22
2.	We note your presentation of homebuilding pre-tax income before pre-tax charges for goodwill impairment, inventory impairments and write-offs of deposits and pre-acquisition costs related to land option contracts. Since this represents a non-GAAP measure, you should ensure either:
(a)	the measure is not presented in the filing or

(b)	you present the disclosures required by Item 10(e) of Regulation S-K. Any disclosures in the filing should:
•	reconcile to operating income and as well as to net income to highlight the differences between the non-GAAP measure and operating income;

•	identify this amount as a non-GAAP performance measure;

•	state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	explain why your management believes that this measure provides useful information to investors;

•	state how your management uses the non-GAAP measure;

•	provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities; and

•	state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.
Response: We have used this measure internally to assess our core operating performance. We believe its presentation in previous filings was meaningful to investors in comparing our operating performance from one period to another, as well as to our competitors. We believe the measure was placed in context in our MD&A and provided additional clarity because it was comprised of components shown on our statement of operations. However, as impairment charges have continued to be recorded by us and our competitors, the measure of our performance excluding such charges has become less meaningful. As a result, we currently intend to exclude the disclosure of this measure from our future filings. Should circumstances change, we will treat this measure as a non-GAAP measure and provide the disclosures provided in Item 10(e) of Regulation S-K, including the disclosures identified above.
DHI - 0002

Securities and Exchange Commission
April 11, 2008

Overview of Current Capital Resources and Liquidity, page 43
Homebuilding Capital Resources, page 44
3. Please present reconciliations to show how the following ratios are computed:
•	Leverage Ratio

•	Ratio of Adjusted EBITDA to Interest Incurred

•	Minimum Tangible Net Worth
Response: In response to the Staff’s comment, the reconciliations of these ratios as of and for the fiscal year ended September 30, 2007 are provided in the tables that follow. These computations are defined in the Company’s amended revolving credit facility agreement, which has been filed with the SEC as a material agreement. We placed the discussion of these covenants and the importance of the Company’s continued compliance with them in the “Overview of Current Capital Resources and Liquidity” section of our MD&A. We did not present the information for any other purpose. Moreover, because these ratios are largely calculable from our financial statements and the amounts not provided in our financial statements are not material to the calculation (as footnoted below), we considered our disclosures to be adequate. However, in future filings, when we disclose these ratios, we will provide the requested reconciliations in the manner shown below (without noting the immaterial amounts not provided in our financial statements, which is provided for informational purposes to the Staff).
     The following table presents the levels required to maintain our compliance with the financial debt covenants associated with our revolving credit facility, and the levels achieved as of and for the fiscal year ended September 30, 2007. These debt covenants are required to be maintained by us and all of our direct and indirect subsidiaries (collectively, Guarantor Subsidiaries), other than the financial services subsidiaries and certain inconsequential subsidiaries (collectively, Non-Guarantor Subsidiaries).

Level Achieved
as of or for
	Required	the year ended
	Level	September 30, 2007
Leverage Ratio (1)	0.60 to 1.0 or less	0.42 to 1.0
Ratio of Adjusted EBITDA to Interest Incurred (2)	At least 2.0 to 1.0	3.6 to 1.0
Minimum Tangible Net Worth (3) (in millions)	$4,301.5	$5,314.4
DHI - 0003

Securities and Exchange Commission
April 11, 2008

(1)	The Leverage Ratio is calculated by dividing net notes payable (as calculated below) by total capitalization (as calculated below).

As of
September 30, 2007
(In millions)
Consolidated notes payable	$4,376.8
Less: Non-Guarantor Subsidiaries’ notes payable	(391.4)

D.R. Horton, Inc. and Guarantor Subsidiaries’ notes payable	3,985.4
Add: Non-performance letters of credit	41.4 *
Less: Allowable cash and cash equivalents of D.R. Horton, Inc. and Guarantor Subsidiaries**	(173.7)

Net notes payable	$3,853.1

Consolidated equity	$5,586.9
Less: Non-Guarantor Subsidiaries’ equity	(177.3)

D.R. Horton, Inc. and Guarantor Subsidiaries’ equity	$5,409.6

Total capitalization	$9,262.7

*	Amount not provided in our financial statements; however, not material to the ratio calculation.

**	Includes cash and cash equivalents of D.R. Horton, Inc. and Guarantor Subsidiaries in excess of $50 million, but not exceeding $500 million.
(2)	The Ratio of Adjusted EBITDA to Interest Incurred is calculated by dividing D.R. Horton, Inc. and Guarantor Subsidiaries’ adjusted EBITDA for the twelve months ended September 30, 2007 (as calculated below) by D.R. Horton, Inc. and Guarantor Subsidiaries’ interest incurred of $304.3 million for the same period.

For the Twelve
Months Ended
September 30, 2007
(In millions)
Consolidated loss before income taxes	$(951.2)
Less: Non-Guarantor Subsidiaries’ income before income taxes	(74.9)

D.R. Horton, Inc. and Guarantor Subsidiaries’ loss before income taxes	(1,026.1)
Add: Non-Guarantor Subsidiaries’ dividend to D.R. Horton, Inc.	52.6 *
Add: D.R. Horton, Inc. and Guarantor Subsidiaries’ interest amortized to cost of sales	220.3
Add: D.R. Horton, Inc. and Guarantor Subsidiaries’ depreciation and amortization	60.2
Add: Guarantor Subsidiaries’ goodwill impairment	474.1
Add: D.R. Horton, Inc. and Guarantor Subsidiaries’ inventory impairments and land option cost write-offs	1,329.5

D.R. Horton, Inc. and Guarantor Subsidiaries’ adjusted EBITDA	$1,110.6

*	Amount not provided in our financial statements; however, not material to the ratio calculation.
DHI - 0004

Securities and Exchange Commission
April 11, 2008

(3)	Minimum Tangible Net Worth is calculated by deducting Guarantor Subsidiaries’ goodwill of $95.3 million from D.R. Horton, Inc. and Guarantor Subsidiaries’ equity of $5,409.6 million (as calculated above).
Critical Accounting Policies, page 51
4.	We note your material write-offs of approximately $107.3 million of earnest money deposits and pre-acquisition costs related to land option contracts and your inventory impairment charges for the year ended September 30, 2007 of $1,222.2 million. Based on the significance of these charges, your critical accounting policy for inventory appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regards to how you have determined the amount of write-offs as well as the recoverability of your remaining balance. Please expand your critical accounting policy disclosures to address the following:
4(a)	Describe the steps that you perform to separately review your (i) construction in progress and finished homes, (ii) residential land and lots — developed and under development and (iii) land held for development.
Response: We review our inventory for impairment on a community-by-community basis and the inventory within each community may be categorized as land held for development, residential land and lots developed and under development, and construction in progress and finished homes, based on the stage of production or our plans for future development. A particular community often includes inventory in more than one category. We will expand our critical accounting policy disclosures in future filings, as appropriate, to further describe the steps we perform in analyzing our communities for impairment. The revised disclosure, entitled “Inventories and Cost of Sales” is set forth in Exhibit I and would replace our previous critical accounting policy disclosure of the same name (page 52).
4(b)	We note your disclosure on page 68 that 74% of your $1,222.2 million in impairment charges was attributable to residential land and lots and land held for development while the remaining 26% was recorded to residential construction in progress and finished homes in inventory. (i) Discuss how you determined the amount of the write-offs that were necessary. (ii) Please explain the main assumptions you used in this determination as well as your basis for these assumptions. (iii) In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions.
Response to 4(b) (i) and (ii): In addition to expanding the critical accounting policy disclosures with regard to our impairment analysis (as set forth in Exhibit I), we will further describe in future filings our process of recording impairment charges to our inventory. The expanded
DHI - 0005

Securities and Exchange Commission
April 11, 2008

disclosure for the fiscal year ended September 30, 2007, which would be substituted for the last three sentences in the fourth paragraph of Note B (page 68), would have been as follows:
     These fourth quarter charges combined with impairment charges recorded earlier in the year resulted in total inventory impairment charges of $1,222.2 million during fiscal 2007. The Company performs its impairment analysis based on total inventory at the community level. When an impairment charge for a community is determined, the charge is allocated to each lot in the community in the same manner as our land and development costs are allocated to each lot. Then, the inventory within each community is categorized as land held for development, residential land and lots-developed and under development, and construction in progress and finished homes based on the stage of production or plans for future development. Approximately 74% of these impairment charges were recorded to residential land and lots and land held for development, and approximately 26% of these charges were recorded to residential construction in progress and finished homes in inventory. During fiscal 2006, impairment charges totaling $146.2 million were recorded related to communities with a carrying value of $459.3 million, the majority of which were in California.
Response to 4(b) (iii): Supplemental Information Regarding Sensitivity Analysis
We consider a variety of factors and use many assumptions to determine if impairment indicators are present for a given community, estimate the undiscounted cash flows and, if necessary, calculate the fair values of our communities during our impairment review analysis. The assumptions we use in our analysis relate to the following:
•	estimates of future sales prices;

•	estimates of land development, labor, materials, marketing and other costs;

•	sales absorption rates;

•	historical and prospective performance of projects in nearby communities; and

•	assigning discount rates to communities based on the inherent risks of the assets and associated cash flow streams.
At each quarter end, we analyze each of our communities to determine if potential impairment indicators exist for a given community. This resulted in our review of more than 1,000 communities at September 30, 2007.
Many of the assumptions used in the preparation of our estimated cash flows are interrelated but a change in one assumption may have varying effects on different communities depending on the unique characteristics of each of our individual communities. For example, in some communities, a decrease in the average selling prices of homes to be closed may result in higher sales absorptions, but the rate of increase in the absorption pace could vary considerably in other
DHI - 0006

Securities and Exchange Commission
April 11, 2008

communities depending on local market factors. Additionally, there could be instances where a decrease in the average selling price is necessary in order to maintain the current sales pace. Therefore, the application of a sensitivity factor to the variables within our impairment analysis would result in multiple scenarios for each variable. We believe the impact of these interrelationships combined with the large volume of communities we own would make providing a sensitivity analysis for a 1% change in each significant assumption extremely difficult, and the analysis would be unreliable because of the many applications of the assumptions and their complex interrelationships. Additionally, we believe these scenarios would be too numerous to provide an investor with meaningful information and would likely be confusing.
These assumptions also may differ significantly from community to community based on management’s operational strategies and goals in a particular community. For example, in certain communities we may attempt to increase our sales absorption pace by offering higher incentives or discounting our sales prices because of a desire to reduce our inventory in that market or because our current inventory positions and product offerings may be easily replaceable in the future. Conversely, we may accept a lower sales absorption pace in other communities that have certain unique and desirable characteristics with the expectation that our gross margins may improve substantially when market conditions improve. These objectives may vary significantly from community to community, from market to market, and over time with respect to the same community, which would further compound the complexity of the disclosure.
Additionally, providing such a hypothetical sensitivity analysis may not be meaningful to investors as: (i) it may not be indicative of the level of impairments in the future; and (ii) it would not provide the information necessary for investors to accurately extrapolate our exposure to potential future impairments should market conditions deteriorate further because the impairment test is a cliff-test analysis rather than a linear analysis and projected results could fluctuate significantly based on the severity of the changes in the critical assumptions.
We believe that our expanded disclosures provide investors with sufficient information regarding the assumptions management uses in our impairment review analysis. Also, we believe that our existing disclosures regarding the carrying value of communities with indicators of impairment and those communities determined to be impaired provide practical, quantitative information to investors regarding the risks of potential future impairments. Based on the factors discussed above, providing a sensitivity analysis for a 1% change in our significant assumptions would be extremely complex, cumbersome and imprecise. Any potential disclosures related to such a sensitivity analysis would be unreliable, confusing and possibly misleading to investors, and would lack comparability with information provided by our peers.
DHI - 0007

Securities and Exchange Commission
April 11, 2008

4(c)	Address the determining factors you have identified to assess the appropriateness of moving forward with land development or to write-off related amounts.
Response: With regard to land and lot option purchase contracts, there are various factors we consider in determining whether to move forward with acquiring the land, or to terminate the contract and write off the related pre-acquisition costs. We will expand our critical accounting policy disclosures in future filings, as appropriate, to address these factors to provide further insight regarding our decision-making process. The revised disclosure, entitled “Land and Lot Option Purchase Contracts” is set forth in Exhibit II and would replace our critical accounting policy disclosure previously entitled “Land Inventory Not Owned” (page 52).
4(d)	We note that one of the deteriorating market conditions you cite is a significant increase in cancellation rates. Your disclosures on page 68 seem to indicate that certain segments may be more affected by elevated cancellation rates than others. Therefore, please provide disaggregated disclosures regarding the cancellation rates by segment.
Response: In response to the Staff’s comment, we will revise our disclosures in future filings to include disaggregated disclosures regarding cancellation rates. The revised disclosure, including cancellation rates by reporting segment, is shown below in the “Net Sales Order” table, which is presented near the beginning of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 23).

	Net Sales Orders
	Fiscal Year Ended September 30,
	Homes Sold			Value (In millions)			Average Selling Price			Cancellation Rate
			%			%			%
	2007	2006	Change	2007	2006	Change	2007	2006	Change	2007	2006
Northeast	3,085	4,999	(38)%	$792.3	$1,233.5	(36)%	$256,800	$246,700	4%	34%	26%
Midwest	3,065	5,007	(39)%	887.0	1,471.3	(40)%	289,400	293,800	(1)%	25%	19%
Southeast	5,206	7,082	(26)%	1,130.4	1,753.8	(36)%	217,100	247,600	(12)%	37%	33%
South Central	9,740	14,682	(34)%	1,723.5	2,536.4	(32)%	177,000	172,800	2%	34%	24%
Southwest	6,244	9,065	(31)%	1,210.4	2,210.8	(45)%	193,900	243,900	(21)%	46%	36%
California	3,670	7,050	(48)%	1,539.6	3,238.6	(52)%	419,500	459,400	(9)%	42%	32%
West	2,677	4,095	(35)%	947.4	1,450.8	(35)%	353,900	354,300	—%	35%	25%

	33,687	51,980	(35)%	$8,230.6	$13,895.2	(41)%	$244,300	$267,300	(9)%	38%	28%

DHI - 0008

Securities and Exchange Commission
April 11, 2008

4(e)	We note your disclosure on page 68 that communities with a combined carrying value of $2,622.4 million as of September 30, 2007 had indicators of potential impairment and ultimately it was determined that projects with a carrying value of $940.5 million as of September 30, 2007 were impaired. Please provide disaggregated disclosures regarding the carrying value of potentially impaired and impaired projects by segment.
Response: In response to the Staff’s comment, we will revise our disclosures in future filings to include disaggregated disclosures regarding the carrying values of potentially impaired and impaired communities. The revised disclosure is shown below and would be presented following the “Inventory Impairments and Land Option Cost Write-offs” table near the beginning of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 25).

	As of September 30, 2007
		Carrying Value
		of Inventory of
	Carrying Value	Impaired
	of Inventory	Communities	Fair Value
	with Impairment	Prior to	of Impaired
	Indicators	Impairment	Communities
	(In millions)
Northeast	$210.0	$27.9	$21.7
Midwest	101.0	41.7	34.2
Southeast	573.1	152.6	110.0
South Central	219.0	35.4	25.3
Southwest	278.6	11.9	9.7
California	976.3	498.0	345.1
West	264.4	173.0	116.2

	$2,622.4	$940.5	$662.2

Item 8 — Financial Statements and Supplementary Data, page 58
Note B — Inventory Impairments and Land Option Cost Write-Offs, page 67
5.	We note the reference to the use of price concessions and incentives to close sales in certain markets. If you are using any incentives other than a decrease in the sales price of the home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66.
Response: The sales incentives that we predominantly use include items such as base price reductions, lot premium reductions, and option giveaways. These items are reflected as reductions to the sales price of the home (the costs incurred to construct the options given away as incentives are included in cost of sales) and are included as such in our SFAS No. 66 analysis.
DHI - 0009

Securities and Exchange Commission
April 11, 2008

To a lesser degree, we also offer sales incentives in the form of retail gift cards, club memberships, lease buyouts, and homeowners’ association payments. The cost of providing these items is included in cost of sales on our financial statements. As it would be possible to construe these items as reductions of buyers’ down payments, we considered the materiality of such items for purposes of determining revenue recognition under SFAS No. 66.
Additionally, we may offer seller-paid closing costs and financing costs. These costs are accounted for as a cost of selling the home and not as a reduction in sales value since amounts paid are within contribution limits acceptable under applicable mortgage underwriting guidelines.
FORM DEF 14A FILED DECEMBER 19, 2007
Executive Compensation
Compensation Discussion and Analysis
Annual Bonus Incentive, page 22
6.	Please quantify your percentage of consolidated quarterly pre-tax income performance target(s) and any other performance targets considered. Please identify and quantify the “performance metrics related to consolidated pre-tax income” mentioned on page 23. In this respect, we note the disclosure beginning on page 24 regarding performance targets and formulas relating to these targets for 2008. Next year, when you discuss the 2008 bonuses, please identify and quantify all targets and disclose all formulas.
Response:
The information related to this comment is addressed on page 22 for Messrs. Horton and Tomnitz. In the 2007 fiscal year the only performance goal or metric on which a performance bonus could be earned by Messrs. Horton and Tomnitz was the attainment of “positive” consolidated pre-tax income in the month of December and in each subsequent fiscal quarter. The only quantifiable performance targets established on the consolidated pre-tax income were the pre-determined (pre-set) percentages of 1.5% of consolidated pre-tax income for the month of December and 0.5% of consolidated pre-tax income for each of the remaining three quarters of the 2007 fiscal year. The actual bonuses paid on the performance metric and the pre-set percentages are quantified and set forth in the penultimate paragraph on page 23 of the proxy statement. There were no other designated performance metrics, quantitative formulas or numerical weightings related to the bonuses or assigned to the consolidated pre-tax income performance metric in the 2007 fiscal year.
The performance bonuses for Messrs. Horton and Tomnitz were set so that if positive consolidated pre-tax income was achieved for the applicable performance period, then
DHI - 00010

Securities and Exchange Commission
April 11, 2008

the executive would receive the pre-set percentage of that income. Conversely, if no positive consolidated pre-tax income was achieved for the applicable period, then no performance bonus would be paid. In the 2007 fiscal year, performance bonuses were paid for the first two performance periods because positive consolidated pre-tax income was achieved. No performance bonuses were paid for the final two performance periods because there was no positive consolidated pre-tax income in either of those final two periods.
We confirm to the Staff that in future filings we will revise our disclosure to more explicitly address the Staff’s comments regarding identifying and quantifying performance targets.
Other Named Executive Officers — Corporate, page 23
7.	Please provide more guidance and analysis regarding how you arrived at the bonus amounts for Messrs Wheat, Dwyer and Fuller.
Response:
The final discretionary bonus amounts for Messrs. Wheat and Fuller and Ms. Dwyer were approved by our Board of Directors upon recommendation of the Compensation Committee. Our Compensation Committee received a recommendation from our Chairman after consideration by our Chairman and CEO. The bonus amounts approved by our Board and paid to each of Messrs. Wheat and Fuller and Ms. Dwyer were the same as the bonus amounts recommended by our Chairman to the Compensation Committee and recommended by the Compensation Committee to the Board. The Board and the Compensation Committee rely on the recommendation of the Chairman and CEO related to discretionary bonuses because of the significant interactions and amount of time our Chairman and CEO spend with Messrs. Wheat and Fuller and Ms. Dwyer in conducting the Company’s business.
The bonuses recommended by our Chairman and CEO were discretionary and were not based on quantitative formulas, percentages or numerical weightings but rather were related to the subjective performance of each officer’s direct or advisory responsibilities in functional areas (such as financial reporting, treasury management and financial analysis) and the level of retention risk related to the Company’s ability to continue to employ each officer in a challenging and competitive homebuilding market. We discuss in more detail the functional areas applicable to each of these officers in the next paragraph of this response (these functional areas are also enumerated as (i) through (v) in the final paragraph on page 23 of the proxy statement). The bonuses were not benchmarked or tied to any other performance metrics or pay of similar executives at peer companies. The bonuses were amounts that our Chairman and CEO considered to be in line with the Company’s goals of maintaining a low administrative cost structure and that would allow the Company to continue to retain each of these executives. The compensation decision processes for Messrs. Wheat and Fuller and Ms. Dwyer are not materially different.
DHI - 00011

Securities and Exchange Commission
April 11, 2008

For the 2007 fiscal year, when our Chairman and CEO considered discretionary bonuses for Messrs. Wheat and Fuller and Ms. Dwyer they subjectively considered each officer’s level of direct responsibility and oversight over functional areas and level of advice each officer provided in functional areas. Mr. Wheat’s areas of direct responsibilities relate to the effectiveness and integrity of the Company’s financial reporting process, both at corporate and at our regions and divisions, including the effectiveness and integrity of the Company’s financial, internal and disclosure controls and procedures. Mr. Wheat has direct responsibility over this function because of his role as Chief Financial Officer. Ms. Dwyer’s areas of direct responsibility relate to her role as head of the investor relations and as treasurer, and her role in performing financial analysis related to our financial performance and related to asset and inventory acquisitions, dispositions and valuations. The other factors that are listed on pages 23 and 24 apply to both Mr. Wheat and to Ms. Dwyer because these functions overlap or are interrelated and involve important financial and management functions of the Company. Our Chairman and CEO concluded that Mr. Wheat and Ms. Dwyer each performed and managed his or her primary functions in an effective manner and as a result the bonus recommendations resulted in the same bonuses for each of them. Because Mr. Fuller’s role has been changing from a direct responsibility role (he is our former Chief Financial Officer) to more of an advisory role on matters related to financial reporting, internal and disclosure controls processes, and financial and treasury management, he received a lower discretionary bonus.
We confirm to the Staff that in future filings we will provide guidance and analysis regarding how we arrive at the bonus amounts for Messrs. Wheat and Fuller and Ms. Dwyer. In this regard, we will include disclosure similar to the language above in addition to the disclosure contained in our most recent proxy statement.
Other Named Executive Officers- Region Presidents, page 24
8.	Please identify and quantify all performance targets for these officers and clarify how you determined the bonus amounts based upon the results from each of the different targets.
Response:
We confirm to the Staff that the only quantifiable performance metric for Messrs. Jones and Seagraves was 0.5% of pre-tax income on a quarterly basis (excluding certain corporate and region overhead allocations) relating to each one’s respective operating region. For Mr. Jones, all of the $721,225 bonus he received represented 0.5% of such pre-tax income for his region for the 2007 fiscal year. Mr. Jones did not receive any discretionary bonus in the 2007 fiscal year. For Mr. Seagraves, $107,800 of his total bonus represented 0.5% of such pre-tax income for his region for the 2007 fiscal year. The remaining $500,000 portion of his bonus was a discretionary bonus. Each of Messrs. Jones and Seagraves was an executive officer for less than one month at
DHI - 00012

Securities and Exchange Commission
April 11, 2008

the beginning of our 2007 fiscal year and neither one is expected to be a named executive officer in our 2008 fiscal year.
When reviewing discretionary bonus decisions for Messrs. Jones and Seagraves, our Chairman and CEO considered various operating factors related to the regions managed by these officers. No quantifiable formulas, percentages or numerical weightings were assigned to these operating factors when making the discretionary bonus decisions. The operating factors considered were related to home closings, net sales, land and lot supply, inventory turnover, impairments and land option cost write-offs and overhead expense containment in such officer’s region. The final discretionary bonus determination for this portion of the respective region president’s bonus was based on a subjective determination by our Chairman and CEO exercising their discretion based on their years of homebuilding and executive management experience. When considering the final amount of the discretionary bonus for Messrs. Jones and Seagraves, our Chairman and CEO took into consideration what the total bonus (i.e., the 0.5% of pre-tax income portion of the bonus plus the discretionary portion of the bonus) would be if a discretionary bonus were to be paid. The decisions to pay a discretionary bonus to one and not pay a discretionary bonus to the other were based our Chairman’s and CEO’s beliefs as to what the total bonus should be for a region president taking into account the operating factors listed above, whether the total bonus would both be in line with the Company’s administrative expense goals and whether the total bonus would provide the means for the Company to retain each officer’s services and continue to motivate each one in a challenging homebuilding market.
DHI - 00013

Securities and Exchange Commission
April 11, 2008

As requested by the Staff, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.
Thank you for your attention.
Very truly yours,
/s/ Bill W. Wheat
Bill W. Wheat
w/ attachments at DHI—0015 through DHI-0018.

cc:	Jeffrey Gordon, Staff Accountant
Dorine Miller, Financial Analyst
Thomas B. Montano, Esq., D.R. Horton, Inc.
Irwin F. Sentilles, III, Esq., Gibson, Dunn & Crutcher LLP
DHI - 00014

Exhibit I

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Critical Accounting Policies
     Inventories and Cost of Sales — Inventory includes the costs of direct land acquisition, land development and home construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and home construction. Applicable direct overhead costs that we incur after development projects or homes are substantially complete, such as utilities, maintenance, and cleaning, are charged to SG&A expense as incurred. All indirect overhead costs, such as compensation of construction superintendents, sales personnel and division and region management, advertising and builder’s risk insurance are charged to SG&A expense as incurred.
     Land and development costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home construction begins. We use the specific identification method for the purpose of accumulating home construction costs. Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) based upon the total number of homes expected to be closed in each community. Any changes to the estimated total development costs subsequent to the initial home closings in a community are generally allocated on a pro-rata basis to the remaining homes in the community.
     When a home is closed, we generally have not yet paid and recorded all incurred costs necessary to complete the home. Each month we record as a liability and as a charge to cost of sales the amount we determine will ultimately be paid related to completed homes that have been closed as of the end of that month. We compare our home construction budgets to actual recorded costs to determine the additional costs remaining to be paid on each closed home. We monitor the accuracy of each month’s accrual by comparing actual costs incurred on closed homes in subsequent months to the amount previously accrued. Although actual costs to be paid in the future on previously closed homes could differ from our current accruals, historically, differences in amounts have not been significant.
     In accordance with SFAS No. 144, land inventory and related communities under development are reviewed for potential write-downs when impairment indicators are present. We review our inventory at the community level and the inventory within each community may be categorized as land held for development, residential land and lots developed and under development, and construction in progress and finished homes, based on the stage of production or plans for future development. A particular community often includes inventory in more than
DHI - 00015

Exhibit I

one category. In reviewing each of our communities, we determine if impairment indicators exist by analyzing a variety of factors including, but not limited to, the following:
•	gross margins on homes closed in recent months;

•	projected gross margins on homes in backlog;

•	projected gross margins based on community budgets;

•	trends in gross margins, average selling prices or cost of sales;

•	sales absorption rates; and

•	performance of other communities in nearby locations.
     If indicators of impairment are present for a community, SFAS No. 144 requires an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, and if so, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts. These estimates of cash flows are significantly impacted by community specific factors including estimates of the amounts and timing of future revenues and estimates of the amount of land development, materials and labor costs which, in turn, may be impacted by the following local market conditions:
•	supply and availability of new and existing homes;

•	location and desirability of our neighborhoods;

•	variety of product types offered in the area;

•	pricing and use of incentives by us and our competitors;

•	alternative uses for our land or communities such as the sale of land, finished lots or home sites to third parties;

•	amount of land and lots we own or control in a particular market or sub-market; and

•	local economic and demographic trends.
     Due to uncertainties in the estimation process, actual results could differ from such estimates. For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our determination of fair value is primarily based on discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. When an impairment charge for a community is determined, the charge is then allocated to each lot in the community in the same manner as our land and development costs are allocated to each lot.
     In accordance with SFAS No. 144, impairment charges are also recorded on finished homes in substantially completed communities when events or circumstances indicate that the carrying values are greater than the fair value less costs to sell these homes.
DHI - 00016

Exhibit II

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Critical Accounting Policies
     Land and Lot Option Purchase Contracts — In the ordinary course of our homebuilding business, we enter into land and lot option purchase contracts to procure land or lots for the construction of homes. Under such option purchase contracts, we will fund a stated deposit in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of the option purchase contracts, many of our option deposits are not refundable at our discretion.
     Option deposits and pre-acquisition costs we incur related to our land and lot option purchase contracts are capitalized in accordance with SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” if all of the of the following conditions have been met: (1) the costs are directly identifiable with the specific property; (2) the costs would be capitalized if the property were already acquired; and (3) acquisition of the property is probable meaning we are actively seeking and have the ability to acquire the property and there is no indication that the property is not available for sale. We also consider the following when determining if the acquisition of the property is probable: (1) changes in market conditions subsequent to contracting for the purchase of the land; (2) current contract terms, including per lot price and required purchase dates; and (3) our current land position in the given market or sub-market. Option deposits and capitalized pre-acquisition costs are expensed to cost of sales when we believe it is probable that we will no longer acquire the land or lots under option.
     We also evaluate our land and lot option purchase contracts in accordance with the provisions of FIN 46. FIN 46 provides guidance for the financial accounting and reporting of interests in certain variable interest entities, which FIN 46 defines as certain business entities that either have equity investors with voting rights disproportionate to their ownership interests, or have equity investors that do not provide sufficient financial resources for the entities to support their activities. FIN 46 requires consolidation of such entities by any company that is subject to a majority of the risk of loss from the entities’ activities or is entitled to receive a majority of the entities’ residual returns or both, defined as the primary beneficiary of the variable interest entity. Under the requirements of FIN 46, certain of our option purchase contracts result in the creation of a variable interest in the entity holding the land parcel under option.
     In applying the provisions of FIN 46, we evaluate those land and lot option purchase contracts with variable interest entities to determine whether we are the primary beneficiary based upon analysis of the variability of the expected gains and losses of the entity. Based on this evaluation, if we are the primary beneficiary of an entity with which we have entered into a land or lot option purchase contract, the variable interest entity is consolidated.
DHI - 00017

Exhibit II

     Since we own no equity interest in any of the unaffiliated variable interest entities that we must consolidate pursuant to FIN 46, we generally have little or no control or influence over the operations of these entities or their owners. When our requests for financial information are denied by the land sellers, certain assumptions about the assets and liabilities of such entities are required. In most cases, the fair value of the assets of the consolidated entities has been assumed to be the remaining contractual purchase price of the land or lots we are purchasing. In these cases, it is assumed that the entities have no debt obligations and the only asset recorded is the land or lots we have the option to buy with a related offset to minority interest for the assumed third party investment in the variable interest entity. Creditors, if any, of these variable interest entities have no recourse against us.
DHI - 00018